Filed by Vertical Aerospace Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Broadstone Acquisition Corp.
Commission File No.: 001-39506
Date: November 2, 2021

Press Release Immediate release 2 November 2021

Vertical Announces Appointment of Experienced Independent
Board Members Ahead of Merger with Broadstone

London, UK - Vertical Aerospace (“Vertical”), a global aerospace and technology company that is pioneering zero-emissions aviation, today announced the appointment of two Independent Non-Executive Directors, Kathy Cassidy and Gur Kimchi, to Vertical’s Board of Directors, with Dómhnal Slattery becoming an advisor to Stephen Fitzpatrick, CEO and Chairman of Vertical. These appointments will be effective upon completion of Vertical’s business combination with Broadstone Acquisition Corp.

Kathy Cassidy brings over 20 years of capital markets experience having spent 13 years as Senior Vice President and Treasurer of GE and GE Capital and the last six years as an Independent Board Director for Goldman Sachs Mutual Funds. Kathy will chair Vertical’s Audit Committee.

Gur Kimchi is a veteran aviation and technology executive and co-founded of Amazon Prime Air, Amazon’s drone delivery service. Gur is an industry leader who has helped shape the future of aviation through a series of leadership roles at Amazon and Microsoft as well as serving as a member of the Federal Aviation Administration Drone Advisory Committee from 2016 to 2020. Gur holds a significant number of issued patents and will serve as chair of Vertical’s Certification Committee.

Dómhnal Slattery, CEO of Avolon, will be an advisor to Stephen Fitzpatrick, CEO and Chairman of Vertical. Dómhnal has over 30 years’ experience in the aircraft leasing industry and has built Avolon to be a global leader in aircraft leasing through a period of private equity ownership, a successful listing on the NYSE, and a take private with Bohai Leasing. Avolon is a key partner for Vertical, having invested into its PIPE and having made a 500 aircraft conditional pre-order for Vertical’s VA-X4 through its affiliate Avolon-e, 350 of which have already been placed to Brazil’s Gol airline and Japan’s JAL.

Vertical’s executive team is comprised of Stephen Fitzpatrick, Chairman and CEO; Vinny Casey, Chief Financial Officer; and Michael Cervenka, President.

Stephen Fitzpatrick, Founder and CEO of Vertical, said: “I am thrilled to welcome Kathy and Gur to the Vertical Board and to be working alongside Dómhnal in his new role as an advisor. Their collective experience across aviation, technology and the public markets will propel us forward on the next stage of our journey. I'm delighted to be working with them to make zero emissions aviation a reality for all.”

Kathy Cassidy said: “I am delighted to be joining Vertical as it enters its next stage of its development. The company and its excellent team have already impressed me, and I look forward to helping guide them successfully as a public company.”

Gur Kimchi said: “Vertical is a phenomenal company with massive potential to democratize aviation. I am excited to be joining Vertical and help it on its journey, enabling commercial flight with the highest levels of certified safety.”

Dómhnal Slattery said: “I am delighted to take on the role of advisor to Stephen Fitzpatrick. Avolon’s confidence in Vertical is evident in our equity investment in their PIPE and our commitment to the VA-X4 program with our June order for 500 zero emissions aircraft. Vertical has the largest order book in the sector, it has the vision, the right business model and the right leadership team. I look forward to playing a strong role in its future success.”

About Vertical Aerospace

Vertical is pioneering electric aviation. The company was founded in 2016 by Stephen Fitzpatrick, an established entrepreneur best known as the founder of OVO, a leading energy and technology group and Europe’s largest independent energy retailer. Over the past five years, Vertical has focused on building the most experienced and senior team in the eVTOL industry, who have over 1,700 combined years of engineering experience, and have certified and supported over 30 different civil and military aircraft and propulsion systems.

Vertical’s top-tier partner ecosystem is expected to de-risk operational execution and its pathway to certification, allow for a lean cost structure and enable production at scale. Vertical has received conditional pre-orders for a total of up to 1,350 aircraft from American Airlines, Avolon, Bristow and Iberojet, which includes conditional pre-order options from Virgin Atlantic and Marubeni, and in doing so, is creating multiple potential near term and actionable routes to market. In June 2021, Vertical announced a SPAC merger with Broadstone Acquisition Corp (NYSE: BSN). Find out more here.

About VA-X4 eVTOL Aircraft

The four passenger, one pilot VA-X4 is projected to have speeds up to 200mph, a range over 100 miles, near silent when in flight, zero operating emissions and low cost per passenger mile. The VA-X4 is expected to open up advanced air mobility to a whole new range of passengers and transform how we travel. Find out more: www.vertical-aerospace.com

About Broadstone Acquisition Corp.

Broadstone Acquisition Corp. (NYSE: BSN) was set up by serial entrepreneurs, operators and investors, Hugh Osmond, Edward Hawkes and Marc Jonas. It was established to combine with a UK/European business with a strong management team, significant growth prospects, and the opportunity to become a market leader in its sector. Broadstone's executive team has an extensive track record in value creation. The combination of a strong internal team, a network of external resources and the experience of the management team enables Broadstone to support rapid, substantial, and lasting growth.

For more information

Vertical Aerospace – UK/Europe - Nepean

Gavin Davis -  gdavis@nepean.co.uk

Samuel Emden - semden@nepean.co.uk / +447816 459 904

Vertical Aerospace – USA - FTI

Hamm Hooper & Kayt Pitts - verticalaerospace@fticonsulting.com / +1 773 786 7286

Broadstone - Edelman

Iain Dey - Broadstone@Edelman.com / +44 7976 295906

Additional Information and Where to Find It

This communication relates to a proposed business combination between Vertical Aerospace Group Ltd. (together with its affiliates, “Vertical”) and Broadstone Acquisition Corp. (“Broadstone”) (the “proposed business combination”). This communication does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Vertical, Broadstone or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

In connection with the proposed business combination, Vertical has filed a registration statement on Form F-4 with the SEC, which will include a proxy statement of Broadstone in connection with Broadstone’s solicitation of proxies for the vote by Broadstone’s shareholders with respect to the proposed business combination and a prospectus of Vertical. Broadstone also will file other documents regarding the proposed business combination with the SEC. Broadstone’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Vertical, Broadstone, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Broadstone as of a record date to be established for voting on the proposed business combination.

Shareholders and investors will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Vertical and Broadstone through the website maintained by the SEC at www.sec.gov, or by directing a request to: info@broadstoneacquisitioncorp.com. In addition, the documents filed by Vertical may be obtained free of charge from Vertical’s website at https://vertical-aerospace.com/ or by written request to Vertical at Vertical Aerospace Group Ltd., Unit 1, Camwal Court, Chapel Street, Bristol, BS2 0UW, and the documents filed by Broadstone may be obtained free of charge by directing a request to: info@broadstoneacquisitioncorp.com.

Participants in Solicitation

Vertical and Broadstone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadstone’s shareholders in connection with the proposed business combination. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Broadstone’s and Vertical’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Broadstone’s and Vertical’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Broadstone’s and Vertical’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Broadstone and Vertical following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Broadstone and Vertical, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the ability to implement business plans, forecasts and other expectations after the completion of the business combination, and identify and realize additional opportunities; (6) the potential inability of Vertical to produce or launch aircraft in the volumes and on timelines projected, (7) the potential inability of Vertical to obtain the necessary certifications on the timelines projected; (8) the potential that certain of Vertical’s strategic partnerships may not materialize into long-term partnership arrangements, (9) the impact of COVID-19 on Vertical’s business and/or the ability of the parties to complete the proposed business combination; (10) the inability to list Vertical’s ordinary shares on the NYSE following the proposed business combination; (11) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (12) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Vertical to grow and manage growth profitably, and retain its key employees; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that Vertical or Broadstone may be adversely affected by other economic, business, and/or competitive factors; and (16) other risks and uncertainties indicated from time to time in the final prospectus of Broadstone for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Broadstone’s other filings with the SEC. Broadstone cautions that the foregoing list of factors is not exclusive. Broadstone cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Broadstone does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.